NOTICE OF EXEMPT SOLICITATION SUBMITTED BY NON-MANAGEMENT

U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation under Rule 14a-103

Name of Registrant: Amazon.com, Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport PA 15135

Vote NO: Proposal 6 – Ideology and “Diligence”

Bowyer Research submits the following:

Summary

Bowyer Research urges shareholders to vote against the Proposal submitted by American Baptist Home Mission Society (henceforth the ‘Proponent’), on the 2024 proxy ballot1 of Amazon.com, Inc. (henceforth “Amazon” or the “Company”) The “Resolved” clause of this Proposal states:

Shareholders request the Board of Directors commission an independent third-party report, at reasonable cost and omitting proprietary information, assessing Amazon’s customer due diligence process to determine whether customers’ use of its products and services with surveillance, computer vision, or cloud storage capabilities contributes to human rights violations or violates international humanitarian law.

1https://s2.q4cdn.com/299287126/files/doc_financials/2024/ar/Amazon-com-Inc-2024-Proxy-Statement.pdf

Enumeration

The statement accompanying this Proposal asserts that:

1.The use of Amazon products, specifically Amazon Web Services (AWS) by the Israeli government implicates the Company in propping up an “apartheid system” in the region,

2.Amazon’s hosting of ICE databases presents a risk to the Company because of “rights-violating behavior.”

3.Amazon’s partnerships with American law enforcement constitute material data security risks.

These assertions, however, are based on false argumentation and analysis that:

1.Overlooks the logical realities of the business of tech and surveillance manufacturing.

2.Asks the Company to take sides in a manner that would create far worse humanitarian crises.

3.Presupposes a morally abhorrent activist framework to the company’s fiduciary duty.

1. The proposal overlooks the logical realities of the business of tech and surveillance manufacturing.

The Proponent asserts that Amazon products, most notably Amazon Web Services, have been used by the Israeli government for the cloud computing side of its surveillance operations, blatantly accusing the company of supporting “apartheid” by doing business with Israel. This assertion, however, is a half-truth at best and blatant conflation at worst. The products Amazon sells serve crucial purposes in border security and wartime operations—but the potential for their misuse ought not to fall back on the Company that created them any more than a firearms manufacturer bears moral responsibility for an act of violence committed with its weapon.

It is neither logical nor feasible to expect Amazon to assume moral responsibility for the products they sell working as advertised; beyond due diligence in client selection, such cloud-computing products will inevitably be used to preserve national security, in an arena where privacy concerns are an unfortunate reality of operations. There is no meaningful or effective method for Amazon to prevent its products from doing what they are designed to do in a client’s hands—demanding that the Company do so betrays a fundamental ignorance of both basic manufacturing ethics and the moral calculus of national security operations.

2. The Proposal asks the Company to take sides in a manner that would create far worse humanitarian crises.

The Proponent asserts that Amazon’s contracts with both Israeli and American governments render the company complicit in human rights violations connected to the Israel-Hamas conflict and the current crisis at the United States’ southern border. The clear implication is that Amazon, to properly carry out customer due diligence, should either curtail or sever its partnerships with both Israeli and American law enforcement organizations. Yet this suggestion, far from resolving human rights crises, would create far more complicated ones and belies an abhorrent moral view of the lives involved in these conflicts. Amazon’s partnership2 with the Israeli government has allowed the Israeli military to not only defend its borders and population after the horrific actions of October 7th but also coordinate further military actions to repel Hamas’ attempts to target Israel’s civilian population. In the absence of this partnership, Israeli soldiers and civilians will be deprived of a key resource against an enemy that openly declares its intent to annihilate them. The Proponent’s suggestion might appear to call for a ‘righting of the scale’ regarding Amazon’s values and due diligence. In reality, their suggestion is one of unconscionable moral abhorrence—a statement of profound ignorance that, if adopted, would leave thousands of innocent Israeli men, women, and children slaughtered by terrorist militants.

3. The Proposal presupposes a morally abhorrent activist framework to Amazon’s fiduciary duty.

Within the world of business, the phrase ‘taking sides’ is often used in reference to businesses that engage in expressly political activism, siding with activists on one side of the political aisle at the expense of others. The consequences of such decisions can be severe, both for businesses that make the decision to go political and their shareholders. Yet, in the case of Amazon and Israel, taking sides has consequences beyond merely financial—acquiescing to the Proponent’s proposal means changing the outlook of major geopolitical conflicts and national security dilemmas and endangering the safety of thousands of innocent civilians, for no reason other than

2https://www.reuters.com/technology/amazon-invest-72-bln-israel-launches-aws-cloud-region-2023-08-01/

the Proponent’s vague language of ‘human rights’ that in fact defends no such thing. This is the true danger of the ‘activism’ that the Proponent views as Amazon’s primary business purpose: for companies strategically positioned like Amazon, taking sides in this way really means picking which innocent lives aren’t worth protecting.

Conclusion

As stated above, Proposal No. 6 fails in its objective to create additional value for the Company and shareholders alike by:

1.Overlooking the logical realities of the business of tech and surveillance manufacturing.

2.Asking the Company to take sides in a manner that would create far worse humanitarian crises.

3.Presupposing a morally abhorrent activist framework to the company’s fiduciary duty.

The morally complicated theater of war and national security is wholly unsuited to political actors who, like the Proponent, view the lives of innocent civilians both at home and abroad, many of them children, as a mere ladder rung to some higher state of Amazon’s moral legitimacy. Their demands represent the kind of economically and morally ignorant activism that, if humored, can hijack a brand’s operational philosophy, decrease value for shareholders, and create both financial and reputational risk to both Board and Company.

For these reasons, we urge you to vote AGAINST Proposal No. 6 regarding customer due diligence on Amazon’s 2024 proxy.

Submitted by Jerry Bowyer, President BOWYER RESEARCH

P.O. Box 120

McKeesport PA 15135

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.